

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

<u>Via E-mail</u>
G. Scott Spendlove
Chief Financial Officer
Tesoro Logistics LP
19100 Ridgewood Pkwy
San Antonio, Texas 78259-1828

      Re: **Tesoro Logistics LP**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 24, 2014
              File No. 1-35143

Dear Mr. Spendlove:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ A.N. Parker *for*

              H. Roger Schwall
              Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP